UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

ALLIANCEBERNSTEIN HOLDING L.P.

(f/k/a Alliance Capital Management Holding L.P.)

(Name of Issuer)

Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests

(Title of Class of Securities)

01855A101

(CUSIP Number)

Allen J. Zabusky

Senior Vice President and Controller

AXA Financial, Inc.

1290 Avenue of the Americas

New York, New York 10104

(212) 314-3387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

George Stansfield, General Counsel

AXA, 25, avenue Matignon

75008 Paris, France

011-331-40-75-57-00

September 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA 98-0342809
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power See Item 5
	9	Sole dispositive power See Item 5
	10	Shared dispositive power See Item 5
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) HC, CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Assurances I.A.R.D. Mutuelle
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power See Item 5
	9	Sole dispositive power See Item 5
	10	Shared dispositive power See Item 5
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) IC

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Assurances Vie Mutuelle
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power See Item 5
	9	Sole dispositive power See Item 5
	10	Shared dispositive power See Item 5
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) IC

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Henri de Castries, as AXA Voting Trustee
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Citizen of the Republic of France
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power See Item 5
	9	Sole dispositive power See Item 5
	10	Shared dispositive power See Item 5
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) IN

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Denis Duverne, as AXA Voting Trustee
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Citizen of the Republic of France
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power See Item 5
	9	Sole dispositive power See Item 5
	10	Shared dispositive power See Item 5
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) IN

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mark Pearson, as AXA Voting Trustee
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Citizen of the United Kingdom
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power See Item 5
	9	Sole dispositive power See Item 5
	10	Shared dispositive power See Item 5
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) IN

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA America Holdings, Inc. 90-0226248
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power
	9	Sole dispositive power See Item 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) HC, CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Financial, Inc. 13-3623351
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Items 4 and 5
	8	Shared voting power
	9	Sole dispositive power See Items 4 and 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) HC, CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Equitable Financial Services, LLC 52-2197822
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Items 4 and 5
	8	Shared voting power
	9	Sole dispositive power See Items 4 and 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) HC, OO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Equitable Life Insurance Company 13-5570651
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power
	9	Sole dispositive power See Item 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) IC, CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) ACMC, LLC 13-2677213
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,444,356 - See Item 5
	8	Shared voting power
	9	Sole dispositive power 1,444,356 - See Item 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,444,356 - See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6% - See Item 5
14	Type of reporting person (see instructions) CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA RE Arizona Company 14-1903564
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Items 4 and 5
	8	Shared voting power
	9	Sole dispositive power See Items 4 and 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) See Items 4 and 5
14	Type of reporting person (see instructions) IC, CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA AMERICA CORPORATE SOLUTIONS, INC. 36-3044045
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power
	9	Sole dispositive power See Item 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) See Item 5
14	Type of reporting person (see instructions) IC, CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS COLISEUM REINSURANCE COMPANY 36-2994662
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power
	9	Sole dispositive power See Item 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) See Item 5
14	Type of reporting person (see instructions) IC, CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MONY Life Insurance Company 13-1632487
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Items 4 and 5
	8	Shared voting power
	9	Sole dispositive power See Items 4 and 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) See Items 4 and 5
14	Type of reporting person (see instructions) IC, CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MONY Life Insurance Company of America 86-0222062
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power
	9	Sole dispositive power See Item 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) See Item 5
14	Type of reporting person (see instructions) IC, CO

CUSIP No. 01855A101

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA IM ROSE INC. 22-3624513
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 5
	8	Shared voting power
	9	Sole dispositive power See Item 5
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person See Item 5
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) See Item 5
14	Type of reporting person (see instructions) HC, CO

This Amendment No. 17 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on August 4, 1992 with the Securities and Exchange Commission by AXA, Midi Participations, Finaxa, the Mutuelles AXA (as herein defined) and the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992 (the “Original Voting Trust Agreement”)), as amended by Amendment No. 1 to the Schedule 13D filed on July 29, 1993 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on September 14, 1994 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on October 22, 1996 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on July 11, 1997 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D filed on September 4, 1997 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed on April 9, 1999 (“Amendment No. 6”), Amendment No. 7 to the Schedule 13D filed on November 4, 1999 (“Amendment No. 7”), Amendment No. 8 to the Schedule 13D filed on June 23, 2000 (“Amendment No. 8”), Amendment No. 9 to the Schedule 13D filed on November 27, 2002 (“Amendment No. 9”), and Amendment No. 10 to the Schedule 13D filed on March 9, 2004 (“Amendment No. 10”), Amendment No. 11 to the Schedule 13D filed on December 22, 2004 (“Amendment No.11”), Amendment No. 12 to the Schedule 13D filed on March 7, 2007 (“Amendment No. 12”), Amendment No. 13 to the Schedule 13D filed on December 19, 2008 (“Amendment No. 13”), Amendment No. 14 to the Schedule 13D filed on January 8, 2009 (“Amendment No. 14”), Amendment No. 15 to the Schedule 13D filed on April 1, 2009 (“Amendment No. 15”) and Amendment No. 16 to the Schedule 13D filed on December 16, 2011 (“Amendment No. 16”), each of which was filed by AXA, Midi Participations (through Amendment No. 2), Finaxa (through Amendment No. 11), the Mutuelles AXA, the Trustees, AXA Financial, Inc. (formerly known as The Equitable Companies Incorporated) (“AXF”), AXA Equitable Life Insurance Company (f/k/a The Equitable Life Assurance Society of the United States) (“AXA Equitable”), Equitable Holding Corporation (which was merged in 1997 into Equitable Holdings, LLC) (through Amendment No. 13), Equitable Investment Corporation (which was merged in November 1999 into Equitable Holdings, LLC) (through Amendment No. 13), ACMC, LLC and ECMC, LLC (through Amendment No. 13) (successor by merger to Equitable Capital Management Corporation), which Schedule 13D relates to units (“Units”) representing assignments of beneficial ownership of limited partnership interests of AllianceBernstein Holding L.P. (formerly known as Alliance Capital Management Holding L.P.), a Delaware limited partnership (“AB Holding”).

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

This statement is being filed by (i) AXA, a company organized under the laws of France, (ii) AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle, two mutual insurance companies organized under the laws of France (the “Mutuelles AXA”), (iii) Mark Pearson (President and Chief Executive Officer of AXF and member of the Executive Committee of AXA), Henri de Castries (Chairman of the Board and Chief Executive Officer of AXA) and Denis Duverne (member of the Board and Deputy Chief Executive Officer of AXA), as Trustees (the “Trustees”) of a Voting Trust (the “Voting Trust”) established pursuant to the Original Voting Trust Agreement and currently governed by a Second Amended and Restated Voting Trust Agreement dated as of April 29, 2011, by and among AXA and the Trustees (the “Amended Voting Trust Agreement” and, together with the Original Voting Trust Agreement, the “Voting Trust Agreement”), (iv) AXA America Holdings, Inc., a Delaware corporation (“AXA America”), (v) AXF, a Delaware corporation, (vi) AXA Equitable Financial Services, LLC (formerly known as AXA Client Solutions, LLC and AXA Equitable Financial Services, LLC), a Delaware limited liability company whose sole member is AXF (“AXFS”), (vii) AXA Equitable, a New York stock life insurance company, which is wholly owned by AXF (viii) ACMC, LLC, a Delaware limited liability company (“ACMC”), (ix) AXA RE Arizona Company, a Arizona corporation (formerly known as AXA Financial (Bermuda) Ltd., a Bermuda corporation), which is wholly owned by AXFS

(“AXA Arizona”), (x) AXA America Corporate Solutions, Inc., a Delaware corporation, which is a wholly owned subsidiary of AXA America (“AACS”), (xi) Coliseum Reinsurance Company, a Delaware corporation, which is a wholly owned subsidiary of AACS (“Coliseum”), (xii) MONY Life Insurance Company, a New York stock life insurance company, which is a wholly owned subsidiary of AXFS (“MONY Life”), (xiii) MONY Life Insurance Company of America, an Arizona stock life insurance company, which is a wholly owned subsidiary of MONY Life (“MLOA”) and (xiv) AXA IM Rose Inc., a Delaware corporation, which is a 95.535% indirectly owned subsidiary of AXA (“AXA IM Rose”). AXA, the Mutuelles AXA, the Trustees, AXA America, AXF, AXFS, AXA Equitable, ACMC, AXA Arizona, AACS, Coliseum, MONY Life, MLOA and AXA IM Rose are hereinafter collectively referred to as the “Reporting Persons.”

AXA. AXA is a holding company for an international group of insurance and related financial service companies, including each of the Reporting Persons. The address of AXA’s principal business and office is 25, avenue Matignon, 75008 Paris, France. As of December 31, 2012, the Mutuelles AXA, directly beneficially owned 14.35% of AXA’s ordinary shares (representing 23.05% of the voting power). In addition, as of December 31, 2012, 0.69% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

Finaxa. Finaxa was a holding company, which was majority owned by the Mutuelles AXA. Finaxa was merged into AXA as of December 16, 2005.

The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle. AXA Courtage Assurance Mutuelle was merged into AXA Assurances I.A.R.D Mutuelle as of December 31, 2006. Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA’s principal place of business and office is 26, rue Drouot, 75009 Paris, France.

The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

Information with respect to all of the Trustees is set forth on Exhibit 1 hereto since the Trustees are members of the Board and/or Executive Committee of AXA.

AXA America and Subsidiaries. AXA America is a holding company for a group of insurance and related financial service companies, including (i) AXF and its subsidiaries and (ii) AACS and its wholly owned subsidiary, Coliseum. The address of AXA America’s principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104. The address of each of AACS’s and Coliseum’s principal place of business and office is 17 State Street, New York, New York 10004.

AXF and Subsidiaries. AXF is a holding company. As of September 30, 2013, 100% of the outstanding shares of common stock of AXF were beneficially owned indirectly by AXA. AXF and its subsidiaries (including AXA Equitable, MONY Life and MLOA, each an indirect wholly owned subsidiary) provide diversified financial services to a broad spectrum of financial advisory, insurance and investment management customers. AXFS, whose sole member is AXF, wholly owns (i) AXA

Equitable, which in turn wholly owns ACMC, (ii) AXA Arizona, and (iii) MONY Life, which in turn wholly owns MLOA. ACMC, AXFS and AXF are holding companies. The address of the principal place of business and office of AXF, AXFS, AXA Equitable, ACMC, MONY Life, and MLOA is 1290 Avenue of the Americas, New York, New York 10104. It is expected that Protective Life Insurance Company will acquire MONY Life in the fourth quarter of 2013 and MLOA, its wholly owned subsidiary, will be reorganized as an indirect, wholly owned subsidiary of AXF.

MONY Holdings, LLC. MONY Holdings, LLC was a Delaware Limited liability company, whose sole member was AXF. MONY Holdings, LLC was merged into AXFS as of November 30, 2007.

AXA IM Rose. AXA IM Rose is a holding company for a group of asset management companies. The address of AXA IM Rose’s principal place of business and office is One Fawcett Place, Greenwich, CT 06830.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 7 and 14 through 20 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 7 and 14 through 20 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

See Item 4.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

On September 23, 2013, AXA Financial purchased 15,276,937 AB Capital Units from AXA Arizona. The purchase price for the AB Capital Units was $21.07 per AB Capital Unit.

Additionally, on September 23, 2013, MONY Life transferred 6,841,642 AB Capital Units to its sole shareholder, AXFS. Upon receipt of the 6,841,642 AB Capital Units, AXFS immediately transferred these AB Capital Units to its sole shareholder, AXA Financial.

The transfers of the AB Capital Units described above are internal transfers within AXA and its affiliates (the “AXA Group”) that do not change the aggregate holdings of Units and/or AB Capital Units by the AXA Group.

Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.

(a) & (b) At the close of business on September 23, 2013 and immediately following the transactions described in Item 4 above, AXA America did not beneficially own directly any Units or AB Capital Units; AXF did not beneficially own directly any Units and beneficially owned directly 22,118,579 AB Capital Units representing approximately 8.4% of the AB Capital Units outstanding; AXA Equitable did not beneficially own directly any Units or AB Capital Units; ACMC beneficially owned directly 1,444,356 Units representing approximately 1.6% of the Units outstanding and 95,321,112 AB Capital Units representing approximately 36.0% of the AB Capital Units outstanding; AXA Arizona did not beneficially own directly any Units or AB Capital Units; AACS did not beneficially own directly any Units or AB Capital Units; Coliseum did not beneficially own directly any Units and beneficially owned directly 8,160,000 AB Capital Units representing approximately 3.1% of the AB Capital Units outstanding; MONY Life did not beneficially own directly any Units or AB Capital Units; MLOA did not beneficially own directly any Units and beneficially owned directly 2,587,472 AB Capital Units representing approximately 1.0% of the AB Capital Units outstanding; and AXA IM Rose did not beneficially own directly any Units and beneficially owned directly 41,934,582 AB Capital Units representing approximately 15.9% of the AB Capital Units outstanding. ACMC, AXA Financial, AACS, Coliseum, MLOA and AXA IM Rose have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective directly owned Units and AB Capital Units. By reason of its ownership interest in AXF, AXFS, ACMC, AXA Equitable, MLOA and Coliseum, AXA America may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by ACMC representing approximately 1.6% of the Units outstanding, and the 95,321,112 AB Capital Units owned directly by ACMC, the 22,118,579 AB Capital Units owned directly by AXA Financial, the 8,160,000 AB Capital Units owned directly by Coliseum and the 2,587,472 AB Capital Units owned directly by MLOA, which collectively represent approximately 48.5% of the AB Capital Units outstanding. By reason of its ownership interest in AXFS, ACMC and MLOA, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by ACMC representing approximately 1.6% of the Units outstanding, and the 95,321,112 AB Capital Units owned directly by ACMC and the 2,587,472 AB Capital Units owned directly by MLOA, which, together with the 22,118,579 AB Capital Units owned directly by AXF, represent approximately 45.4% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,444,356 Units owned directly by ACMC representing approximately 1.6% of the Units outstanding, and the 95,321,112 AB Capital Units owned directly by ACMC representing 36.0% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Equitable and MLOA, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,444,356 Units owned directly by ACMC representing approximately 1.6% of the Units outstanding, and the 95,321,112 AB Capital Units owned directly by ACMC, and the 2,587,472 AB Capital Units owned directly by MLOA which collectively represent approximately 37.0% of the AB Capital Units outstanding. By reason of its ownership interest in MLOA, MONY Life may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 2,587,472 AB Capital Units owned directly by MLOA, which represent approximately 1.0% of the AB Capital Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

AXA, by reason of its indirect ownership of 100% of the outstanding shares of common stock of AXA America and its indirect ownership of 95.535% of the outstanding shares of common stock of AXA

IM Rose, may be deemed to beneficially own all of the Units and AB Capital Units owned directly and indirectly by AXA America and AXA IM Rose. By reason of the Voting Trust Agreement and their relationship with AXA and the Mutuelles AXA, the Trustees individually may also be deemed to be beneficial owners of such Units and AB Capital Units. In addition, the Mutuelles AXA, as a group, may be deemed to be beneficial owners of such Units and AB Capital Units. Each of AXA, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or AB Capital Units.

To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 7 and 14 through 20 hereto beneficially own the following number of outstanding Units and options or other rights to acquire Units presently or within 60 days:

Henri de Castries	2,000 Units

Denis Duverne	2,000 Units

Peter S. Kraus	4,337,643 Units

Lorie A. Slutsky	58,811 Units (includes 41,981 Units which Ms. Slutsky may acquire within 60 days under AllianceBernstein Option Plans)

To the knowledge of the Reporting Persons, none of the Directors and Executive officers listed in Exhibits 1 through 7 and 14 through 20 own any AB Capital Units.

Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or AB Capital Units or options or other rights to acquire Units or AB Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 7 and 14 through 20 hereto beneficially owns any Units or options and other rights to acquire Units within 60 days.

(c) Other than as described in Item 4 above, during the 60 days preceding the filing of this Amendment, no transactions in Units or AB Units were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 1 through 7 and 14 through 20 hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See response to Item 4

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Information with respect to the Executive Officers and Directors of AXA

Exhibit 2	Information with respect to the Executive Officers and Directors of AXA Assurances I.A.R.D. Mutuelle

Exhibit 3	Information with respect to the Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle’s Conseil d’Administration

Exhibit 4	Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Equitable Financial Services, LLC)

Exhibit 5	Information with respect to the Executive Officers and Directors of AXA Equitable Financial Services, LLC

Exhibit 6	Information with respect to the Executive Officers and Directors of AXA Equitable Life Insurance Company

Exhibit 7	Information with respect to the Executive Officers and Directors of ACMC, LLC

Exhibit 8	Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 of the Schedule 13D filed on August 4, 1992)

Exhibit 9	Second Amended and Restated Voting Trust Agreement, dated as of April 29, 2011

Exhibit 10	Powers of Attorney for the Voting Trustees, dated July 5, 2002 with respect to Henri de Castries (incorporated by reference to Exhibit 19 filed with Amendment No. 9 to the Schedule 13D filed on November 27, 2002)

Exhibit 11	Power of Attorney for the Voting Trustee, Denis Duverne, dated March 5, 2007 (incorporated by reference to Exhibit 23 filed with Amendment No. 12 to the Schedule 13D filed on March 7, 2007)

Exhibit 12	Power of Attorney for the Voting Trustee, Mark Pearson, dated November 29, 2011 (incorporated by reference to Exhibit 12 filed with Amendment No. 16 to the Schedule 13D filed on December 16, 2011)

Exhibit 13	Powers of Attorney with respect to AXA, Finaxa and the Mutuelles AXA (incorporated by reference to Exhibit 11 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000 with respect to the AB Capital Units)

Exhibit 14	Information with respect to the Executive Officers and Directors of AXA RE Arizona Company

Exhibit 15	Information with respect to the Executive Officers and Directors of MONY Life Insurance Company

Exhibit 16	Information with respect to the Executive Officers and Directors of MONY Life Insurance Company of America

Exhibit 17	Information with respect to the Executive Officers and Directors of AXA America Holdings, Inc.

Exhibit 18	Information with respect to the Executive Officers and Directors of AXA America Corporate Solutions, Inc.

Exhibit 19	Information with respect to the Executive Officers and Directors of Coliseum Reinsurance Company

Exhibit 20	Information with respect to the Executive Officers and Directors of AXA IM Rose Inc.

Exhibit 21	Powers of Attorney with respect to AXA America Corporate Solutions, Inc., Coliseum Reinsurance Company and AXA IM Rose Inc. (incorporated by reference to Exhibit 21 filed with Amendment No. 16 to the Schedule 13D filed on December 16, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

AXA

AXA ASSURANCES I.A.R.D. MUTUELLE

AXA ASSURANCES VIE MUTUELLE

HENRI DE CASTRIES, DENIS DUVERNE, AND MARK PEARSON AS AXA VOTING TRUSTEES UNDER THE VOTING TRUST AGREEMENT

AXA AMERICA CORPORATE SOLUTIONS, INC.

COLISEUM REINSURANCE COMPANY

AXA IM ROSE INC.

By:	/s/ Allen J. Zabusky
	Name:	Allen J. Zabusky
	Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

AXA AMERICA HOLDINGS, INC.

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Senior Executive Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

AXA FINANCIAL, INC.

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Senior Executive Vice President and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

AXA EQUITABLE FINANCIAL SERVICES, LLC

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Senior Executive Director and Chief Accounting Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Senior Executive Director and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

ACMC, LLC

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Chairman, President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

AXA RE ARIZONA COMPANY

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Chairman of the Board

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

MONY LIFE INSURANCE COMPANY

By	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Senior Executive Vice President and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

MONY LIFE INSURANCE COMPANY OF AMERICA

By	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Senior Executive Vice President and Chief Financial Officer